APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Black Apron, LLC
Income Statement - unaudited
For the periods ended [1/23-12/23]

	Current Period	Prior Period
	[1/23-12/23]	[1/22-12/22]
REVENUES		
Sales	22767.6	**12,001.45**
Other Revenue	0	0
TOTAL REVENUES	**22767.6**	**12,001.45**
COST OF GOODS SOLD		
Cost of Sales	708.27	0
Supplies	7,833.89	5243.9
Other Direct Costs	0	0
TOTAL COST OF GOODS SOLD	8542.16	5243.9
GROSS PROFIT (LOSS)	14225.44	6,757.55
OPERATING EXPENSES		
Advertising and Promotion	20	0
Bank Service Charges	0	0
Business Licenses and Permits	250	200
Computer and Internet	0	0
Depreciation	0	0
Dues and Subscriptions	0	0
Insurance	192	0
Rental Payments	0	0
Salaries	1080	0
Payroll Taxes and Benefits	0	0
Travel	0	0
Utilities	0	0
Website Development	0	0
TOTAL OPERATING EXPENSES	1542	200
OPERATING PROFIT (LOSS)	12683.44	6,557.55
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	0	0
Interest Expense	0	0
Income Tax Expense	260	0
TOTAL INTEREST (INCOME), EXPENSE & TAXES	260	0
NET INCOME (LOSS)	**1542**	**200.00**

Black Apron, LLC
Balance Sheet - unaudited
For the period ended [1/23-12/23]

	Current Period [1/23-12/23]	Prior Period [1/22-12/22]
ASSETS		
Current Assets:		
Cash	575.96	0
Petty Cash	-1852.02	0
Accounts Receivables	0	0
Inventory	16.28	0
Prepaid Expenses	0	0
Employee Advances	0	0
Temporary Investments	636.77	0
Total Current Assets	-623.01	0
Fixed Assets:		
Land	0	0
Buildings	0	0
Furniture and Equipment	5,100	0
Computer Equipment	250	0
Vehicles	4653.67	0
Less: Accumulated Depreciation	0	0
Total Fixed Assets	10003.67	0
Other Assets:		
Trademarks	0	0
Patents	0	0
Security Deposits	0	0
Other Assets	0	0
Total Other Assets	0	0
TOTAL ASSETS	9,380.66	0
LIABILITIES		
Current Liabilities:		
Accounts Payable	0	0
Business Credit Cards	0	0
Sales Tax Payable	0	0
Payroll Liabilities	0	0
Other Liabilities	0	0

Current Portion of Long-Term Debt	0		0
Total Current Liabilities	0		0
Long-Term Liabilities:			
Notes Payable	0		0
Mortgage Payable	0		0
Less: Current portion of Long-term debt	0		0
Total Long-Term Liabilities	0		0
EQUITY			
Owner investments	1000		0
Opening Balance Equity	281.51		0
Dividends Paid/Owner's Draw	-121.43		0
Personal Expenses	-81.37		
Net Income (Loss)	2951.95		0
Total Equity	4030.66		0
TOTAL LIABILITIES & EQUITY	**4030.66**		**0**
Balance Sheet Check	-		-

Black Apron, LLC
Statement of Cash Flow - unaudited
For the period ended [1/23-12/23]

	Current Period	Prior Period
	[1/23-12/23]	**[1/22-12/22]**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	2951.95	1513.65
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Inventory	-16.28	0
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	0	0
Additional Asset	-636.77	0
Prepaid Income Taxes	0	0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	0	0
Credit Cards Payable	0	0
Total Adjustments	-653.05	0
Net Cash Flows From Operating Activities	2298.9	1513.65
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-4653.67	-380.43
Net Cash Flows From Investing Activities	-4653.67	-380.43
CASH FLOWS FROM FINANCING ACTIVITIES:		
Opening Balance Equity	281.51	185.35
Personal Expenses	-81	
Owner Investments	1,000	-750
Owner's Withdrawals	-121.43	-79.48
Net Cash Flows From Financing Activities	1078.71	-644.13
NET INCREASE (DECREASE) IN CASH	-1276.06	489.09
CASH - BEGINNING	0	0
CASH - ENDING	-1276.06	489.09

I, Caleb Parker, certify that:

1. The financial statements of Black Apron, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Black Apron, LLC included in this Form reflects accurately the information reported on the tax return for Black Apron, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature

Name: Caleb Parker

Title: *Founder / CEO*